1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2013
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date May 13, 2013	By /s/ Xu Bo Name: Xu Bo Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) NOTICE OF 2012 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2012 Annual General Meeting (the "AGM") of Aluminum Corporation of China Limited* (the "Company") will be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China at 9:30 a.m. on Thursday, 27 June 2013 for the purposes of considering, and if though fit, approving the following resolutions (unless otherwise specified, words used in this notice has the same meaning as defined in the circular of the Company dated 13 May 2013 (the "Circular")):

ORDINARY RESOLUTIONS

1	To consider and approve the resolution in relation to the Directors' Report for the year ended 31 December 2012;

2	To consider and approve the resolution in relation to the Supervisory Committee's Report for the year ended 31 December 2012;

3	To consider and approve the resolution in relation to the independent auditor's report and the audited financial report of the Company for the year ended 31 December 2012;

4	To consider and approve the resolution in relation to the non-distribution of final dividend and non-transfer of reserves to increase share capital;

5	To consider and approve the resolution in relation to the re-appointment of auditors and the authorization to the audit committee of the Board to fix their remuneration;

6	To consider and approve the resolution in relation to the election of the members of the fifth session of the Board:

6.1	To consider and approve the resolution in relation to the re-appointment of Mr. Xiong Weiping as the executive director of the fifth session of the Board;

6.2	To consider and approve the resolution in relation to the re-appointment of Mr. Luo Jianchuan as the executive director of the fifth session of the Board;

6.3	To consider and approve the resolution in relation to the re-appointment of Mr. Liu Xiangmin as the executive director of the fifth session of the Board;

6.4	To consider and approve the resolution in relation to the appointment of Mr. Jiang Yinggang as the executive director of the fifth session of the Board;

6.5	To consider and approve the resolution in relation to the re-appointment of Mr. Liu Caiming as the non-executive director of the fifth session of the Board;

6.6	To consider and approve the resolution in relation to the appointment of Mr. Wang Jun as the non-executive director of the fifth session of the Board;

6.7	To consider and approve the resolution in relation to the appointment of Mr. Wu Jianchang as the independent non-executive director of the fifth session of the Board

6.8	To consider and approve the resolution in relation to the appointment of Mr. Zhao Tiechui as the independent non-executive director of the fifth session of the Board

6.9	To consider and approve the resolution in relation to the appointment of Mr. MA Si-hang, Frederick as the independent non-executive director of the fifth session of the Board

7	To consider and approve the resolution in relation to the election of the shareholder representative Supervisors of the fifth session of the Supervisory Committee:

7.1	To consider and approve the resolution in relation to the appointment of Mr. Zhao Zhao as the shareholder representative Supervisors of the fifth session of the Supervisory Committee;

7.2	To consider and approve the resolution in relation to the re-appointment of Mr. Zhang Zhankui as the shareholder representative Supervisors of the fifth session of the Supervisory Committee;

8	To consider and approve the resolution in relation to the remuneration standards for Directors and Supervisors of the Company for the year 2013;

9	To consider and approve the resolution in relation to the renewal of liability insurance for year 2013-2014 for the Company's Directors, Supervisors and other senior management members;

10

To consider and approve the resolution in relation to the Possible Connected Transaction regarding the possible disposal of the Aluminum Fabrication Interests of the Company to Chinalco; and the Chairman of the Board of Directors of the Company, or such other person as the Chairman of the Board of Directors of the Company may authorize, is hereby authorized, confirmed and ratified to handle all relevant matters relating to the disposal, and do all such acts and things, execute and amend all such documents as he/she deems necessary or appropriate;

11

To consider and approve the resolution in relation to the Proposed Disposal of the assets of Northwest Aluminum Fabrication Branch of the Company to Chinalco; and the Chairman of the Board of Directors of the Company, or such other person as the Chairman of the Board of Directors of the Company may authorize, is hereby authorized, confirmed and ratified to handle all relevant matters relating to the disposal, and do all such acts and things, execute and amend all such documents as he/she deems necessary or appropriate;

12

To consider and approve the resolution in relation to the proposed disposal of alumina assets of Guizhou Branch of the Company to Chinalco; and the Chairman of the Board of Directors of the Company, or such other person as the Chairman of the Board of Directors of the Company may authorize, is hereby authorized, confirmed and ratified to handle all relevant matters relating to the disposal, and do all such acts and things, execute and amend all such documents as he/she deems necessary or appropriate;

13	To consider and approve the resolution in relation to the extension of the term of provision of guarantees to Chalco HK for foreign currency financing;

14	To consider and approve the resolution in relation to the extension of the term of provision of guarantees to Chalco Trading (HK) for foreign currency financing;

15	To consider and approve the resolution in relation to the provision of guarantees to Ningxia PV and Ningxia Silicon, the subsidiaries of the Company, for bank loans;

SPECIAL RESOLUTIONS

16	To consider and approve the resolution in relation to the issuance of debt financing instruments;

17	To consider and approve the resolution in relation to the general mandate to issue additional H Shares:

(a)

the Board be and is hereby granted an unconditional general mandate to issue, allot and deal with additional H Shares in the share capital of the Company and to make or grant offers, agreements and call options in respect thereof, subject to the following terms:

(i)

such mandate shall not extend beyond the Relevant Period save that the Board may during the Relevant Period make or grant offers, agreements or call options which might require the implementation or exercise after the end of the Relevant Period;

(ii)

the total nominal value of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to a call option or otherwise) by the Board shall not exceed 20% of the total nominal value of H Shares in issue, as at the date of this resolution ; and

(iii)

the Board will only exercise the above power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained;

(b)	for the purpose of this resolution:

"H Shares" means the overseas-listed foreign invested shares in the share capital of the Company with a par value of RMB1.00 each, and which are held and traded in Hong Kong dollars;

"Relevant Period" means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution;

(ii)	the expiration of a 12-month period following the passing of this resolution; or

(iii)	the date on which the authority set out in this resolution is revoked or varied by a special resolution at a general meeting;

(c)	contingent on the Directors resolving to issue shares pursuant to paragraph (a) of this resolution, the Board be and is hereby authorized to:

(i)

approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider relevant in connection with the issue of such new shares including, but not limited to, determining the time and place of issue, making all necessary applications to the relevant authorities and entering into an underwriting agreement (or any other agreement);

(ii)	determine the use of proceeds and to make all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities; and

(iii)

increase the registered capital of the Company pursuant to the issue of shares under paragraph (a) of this resolution and make such amendments to the Articles of Association, as it thinks fit, so as to reflect the increase in registered capital of the Company.

18	To consider and approve the resolution in relation to the issue of overseas perpetual bond by Chalco HK.

By order of the Board
Aluminum Corporation of China Limited*
Xu Bo
Company Secretary

Beijing, the PRC
13 May 2013

As at the date of this announcement, the members of the Board of Directors comprise Mr. Xiong Weiping, Mr. Luo Jianchuan and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui, Mr. Lv Youqing and Mr. Liu Caiming (Non-executive Directors); Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only

Notes:

(a)	Details of the above resolutions are set out in the circular regarding the AGM dated 9 May 2013.

(b)

Pursuant to the provisions of the Articles of Association, the H Share register of members will be closed from Tuesday, 28 May 2013 to Thursday, 27 June 2013 (both days inclusive). Shareholders whose names appear on the H Share Register of Members at 4:30 p.m. on Monday, 27 May 2013 are entitled to attend and vote at the AGM after completing the registration procedures for attending the meeting. In order for the H Shareholders to be qualified to attend and vote at the AGM, all transfer documents accompanied by the relevant H Share certificates must be lodged with the Company's H Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, no later than 4:30 p.m. on Monday, 27 May 2013 for registration.

(c)

Holders of A Shares or H Shares, who intend to attend the AGM, must complete the reply slip for attending the AGM and return them to the Company's Board Secretary Office no later than 20 days before the date of the AGM, i.e. no later than Friday, 7 June 2013.

Details of the Company's Board Office are as follows:
No. 62 North Xizhimen Street, Haidian District, Beijing,
The People's Republic of China Postal Code: 100082
Tel: (8610) 8229 8161/8162 Fax: (8610) 8229 8158

(d)

Each holder of H Shares who has the right to attend and vote at the AGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the AGM. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, if that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(e)

To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Hong Kong Registrars Limited, the address of which is set out in Note (a) above, not less than 24 hours before the time for holding the AGM or any adjournment thereof in order for such document to be valid.

(f)

Each holder of A Shares which is entitled to attend the AGM and is entitled to vote is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the AGM, and Notes (c) to (d) also apply to A Shareholders, except that the proxy form or other documents of authority must be delivered to the Company's Board Secretary Office, the address of which is set out in Note (b) above, not less than 24 hours before the time for holding the AGM or any adjournment thereof, in order for such documents to be valid.

(g)

If a proxy attends the AGM on behalf of a shareholder, he should produce his ID card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the AGM, such representative should produce his/her ID card and the notarised copy of the resolution passed by the board of directors or other authorities or other notarised copy of the authorisation issued by such legal person shareholder.

(h)	Shareholders attending the AGM are responsible for their own transportation and accommodation expenses.

(i)	All votings at the AGM will be conducted by a poll.

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Xu Bo, Company Secretary